Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDAGR

May 28, 2024

Ms. Beverly Singleton

Mr. Kevin Woody

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Nano Labs Ltd (CIK No. 0001872302)
Response to the Staff’s Comments on the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-41426)

Dear Ms. Singleton and Mr. Woody,

On behalf of our client, Nano Labs Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 15, 2024 on the Company’s Form 20-F for the fiscal year ended December 31, 2023 filed on April 8, 2024 (the “2023 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the 2023 Form 20-F.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023

Introduction, page ii

1.	Please disclose prominently within this section that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries in China. Disclose whether or not you have any contractual arrangements with a variable interest entity (VIE) based in China or whether you indirectly have a consolidating indirect majority ownership interest in the PRC-based subsidiaries. To the extent you have a VIE structure please expand your disclosures accordingly to describe the unique risks to investors involved with this structure. Also disclose that you have not been or expect to be identified by the Commission under the HFCAA, including the impact of being identified as a Commission-Identified Issuer. We note certain of these disclosures have been included within Risk Factors, under the sub-heading Risks Related to Conducting Business in China beginning on page 37. Please ensure to provide cross references of more detailed disclosure to the respective risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on pages iii, iv and 44 of the 2023 Form 20-F.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊  ●  桑西尼  ●  古奇  ●  罗沙迪律师事务所

austin     beijing     boston      BOULDER      brussels     hong kong     london      los angeles     new york      palo alto
SALT LAKE CITY      san diego     san francisco     seattle     shanghai     washington, dc     wilmington, de

2.	The Sample Letters to China-Based Companies seek specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also seek specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your disclosure conveys the same risk. For example, and without limitation, we note your disclosure that “[y]our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China,” “The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals,” and disclosure contained in your risk factor on page 40 titled “Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” Please revise your cover page, summary, and risk factor disclosure relating to legal and operational risks associated with operating in China and PRC regulations for consistency with the Sample Letters.

In response to the Staff’s comment, the Company has revised the disclosure on pages iii, 7 and 41 of the 2023 Form 20-F.

Key Information, page 1

3.	Notwithstanding the disclosures made in the Risk Factors sub-heading Risks Related to Conducting Business in China, please address the following prominently within Key Information separate from the Risk Factors, and provide a cross-reference to the specific sub-risk factor for more details:

●	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the 2023 Form 20-F.

●	At the onset of Item 3, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the 2023 Form 20-F.

●	Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 3 of the 2023 Form 20-F.

●	At the onset of Item 3, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 4 of the 2023 Form 20-F.

4.	We note your Risk Factor disclosure on page 52 that substantially all of your current officers and directors are nationals and residents of countries other than the United States. Please provide a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgments against these individuals. Reference is made to our disclosure previously provided in the Form F-1 Registration Statement, file number 333- 266825, declared effective by the Staff on September 27, 2022.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 5 of the 2023 Form 20-F.

Controls and Procedures

Disclosure Controls and Procedures, page 134

5.	Refer to the first paragraph. Please disclose whether based on that evaluation, your chief executive officer and chief financial officer concluded that, as of December 31, 2023, your disclosure controls and procedures (“DCP”) were also determined to be not effective due to the material weakness identified in your internal control over financial reporting (“ICFR”). We note your current disclosure implies that DCP were not impacted, notwithstanding the ineffectiveness of your ICFR, and that you do not provide a conclusion regarding the effectiveness of DCP. Reference is made to Item 307 of Regulation S-K. To the extent that ICFR has been determined to be ineffective due to the material weakness identified, we would expect your DCP also to be ineffective due to the overlap of controls. Further, in the second paragraph, please clarify if you had more than one material weakness, as we note disclosure in Risk Factors on page 27, MD&A-ICFR on page 95, and in your Management’s Report on Internal Control over Financial Reporting on page 134, that only one material weakness had been identified, whereas your current disclosure refers to material weaknesses. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the 2023 Form 20-F.

Management’s Annual Report on Internal Control over Financial Reporting, page 134

6.	Please address the following:

●	In the paragraphs where you refer to management, please expand to disclose if your management includes the participation of your chief executive officer and chief financial officer.

In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the 2023 Form 20-F.

●	Under the heading of Internal Control over Financial Reporting on page 135, please expand to include within this section your implementation and remediation plans to address the material weakness identified. We note such discussion instead is provided under the heading, Change in Internal Control over Financial Reporting, with an expanded discussion in MD&A-ICFR on page 96, which expanded discussion should also be included herein.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the 2023 Form 20-F.

●	Under the heading of Change in Internal Control over Financial Reporting, please revise to disclose if there were any change in your internal control over financial reporting (“ICFR”) identified in connection with your evaluation of ICFR, other than those discussed above relating to the material weakness, that occurred during your fourth fiscal quarter (i.e., quarter ended December 31, 2023) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the 2023 Form 20-F.

●	Please revise your Exhibit 12.1 and 12.2 Certifications to include the disclosure language required by paragraph 4(b) pursuant to the Instructions to Item 19 of Form 20-F as pertaining to Exhibit 12, paragraph 4(b). In this regard, we note your currently filed Exhibit 12.1 and 12.2 Certifications discloses at paragraph 4(b), [Reserved]. Given that this is your second annual report on Form 20-F after your initial public offering, you are required to comply with disclosure requirements of Item 308(a) of Regulation S-K, whereby the Exhibit 12.1 and 12.2 Certifications should include the disclosures for paragraph 4(b).

In response to the Staff’s comment, the Company has filed updated Exhibit 12.1 and Exhibit 12.2.

●	Please file an amendment to your December 31, 2023 annual report on Form 20-F, in its entirety, to reflect the revisions as noted to your disclosure controls and procedures and internal control over financial reporting. Your amended filing should also include updated Exhibit 12 and Exhibit 13 Certifications accordingly. We refer you to the following Staff Compliance & Disclosure Interpretations (“C&DIs”): (i) Exchange Act Rules, C&DI No. 161.01, and (ii) Regulation S-K, C&DI No. 246.12.

In response to the Staff’s comment, the Company has filed an amendment to its December 31, 2023 annual report on Form 20-F/A in its entirety.

***

The Company understands and acknowledges that the Company and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

If you have any questions regarding the 2023 Form 20-F, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Jianping Kong, Chairman and Chief Executive Officer, Nano Labs Ltd Bing Chen, Chief Financial Officer, Nano Labs Ltd

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